DC
No Act

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





February 2, 2006

Yoel Goldfeder
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, NY 10018

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/2/2006

Re: YP Corp.

Dear Mr. Goldfeder:

This is in regard to your letter dated February 1, 2006 concerning the shareholder proposal submitted by Morris & Miller, Ltd. for inclusion in YP's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that YP therefore withdraws its December 27, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel



cc: Ilse F. Cooper
Director
Morris & Miller, Ltd.
Woods Centre
Friar's Road
P.O. Box 1407
St. John's Antigua, West Indies

1045742

ROGERS & THEOBALD
BUSINESS • FINANCE

ROGERS & THEOBALD LLP
ATTORNEYS AT LAW
SUITE 850
THE CAMELBACK ESPLANADE
2425 EAST CAMELBACK ROAD
PHOENIX, ARIZONA 85016
PHONE: (602) 852-5550
FAX: (602) 852-5570

DANIEL M. MAHONEY
DMM@ROGERSTHEOBALD.COM
(602) 852-5567



December 27, 2005

***VIA OVERNIGHT DELIVERY***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: YP Corp. - Morris & Miller, Ltd. Stockholder Proposal

Dear: Sir or Madam:

On behalf of YP Corp. (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance upon Rule 14a-8 under the Exchange Act, the Company excludes from the Proxy materials for the Company's 2006 Annual Meeting of Stockholders the stockholder proposal (the "Proposal") submitted to the Company by Morris & Miller, Ltd. (the "Proponent").

The Proposal is attached hereto as Annex A and concerns an amendment to the Company's existing Bylaws in an effort to effect the expansion of the Board of Directors from five members to nine members and to require the four newly-created vacancies to be filled not by appointment of the existing directors, as currently provided, but, rather, by nomination and election by the stockholders.

We believe the Proposal may be omitted from the Proxy materials on the grounds discussed below. Additionally, the Proponent is availing itself of certain Exchange Act rules and regulations in making its Proposal while ignoring other Exchange Act rules and regulations which apply to it.

**Statutory Exclusions**

1. ***Benefit to Proponent/Further a Personal Interest.*** Rule 14a-8(i)(4) permits the exclusion of a stockholder proposal from Proxy materials if "...[the proposal] is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the

other stockholders at large." This exclusion is intended to prevent proponents from using the stockholder proposal process to further their own personal agendas and from using the proxy statement to address issues that are not of interest to a sufficient number of other stockholders, particularly where stockholders' interests are not directly involved. This basis for excluding shareholder proposals is also intended to prevent the shifting of the cost of effecting Proponent's personal interest to the Company and, indirectly, to all of its stockholders.

The Staff has agreed to the exclusion of proposals that are presented in broad terms in a purported effort to advance the general interest of all stockholders when such proposals are clearly designed to further a personal interest. *See* Caterpillar Inc. (December 13, 1999) and Phillips Petroleum Co. (February 22, 1996). To this end, the SEC has acknowledged that applying Rule 14a-8 (i)(4) "requires ...determinations initially involving the motivation of the proponent in submitting the proposal." Exchange Act Release 34-19135 (October 14, 1982).

That Proponent's self-interest motivates its Proposal is evidenced by the following:

- Under Nevada law, the Company's directors are elected by the affirmative votes of the holders of a plurality of the shares at a meeting at which a quorum is present. The Proponent and its direct affiliate, Mathew and Markson, Ltd. (together, the "M&Ms"), jointly own approximately 35% of the Company's outstanding common stock. Accordingly, if the Proposal were adopted and a special meeting of stockholders was called for the purpose of electing directors to fill the four newly-created vacancies, the M&Ms would be in a strong position to ensure the election of their slate of multiple directors to fill those vacancies. In addition, the Proposal is inadequate in that it fails to provide guidance with respect to the method by which a slate of candidates is to be nominated by the stockholders. As a result, not only would the Proposal lead to the potential for proxy contests but, given the M&Ms' stock position and the extent of their holdings, the Proposal would make it difficult for other stockholders to nominate a competing slate and achieve a plurality of votes for their candidates. The Proponent's personal interest in this Proposal is significantly different than the interest of the stockholders at large.

- The Company has received no other stockholder proposal, much less a proposal of this nature, neither has it received notice of any other stockholder requesting that steps be taken to alter the composition of the Board or otherwise expressing displeasure with the existing size of the Board or its independence.

- The Proponent has been a significant and controlling stockholder of the Company since 1999 and played a major role in the past in dictating the makeup of the Board. Until mid-2004, the Board was made up largely of insiders and lacked an independent majority. It is only now, after the Board has been able to reconstitute itself with a majority of independent directors, and after the Proponent is no longer in position to easily assert its will, that the Proponent seeks to expand the Board under the guise of establishing an independent Board.

- The Company presumes that the Proponent and its affiliates already have individuals in mind who they intend to nominate and elect. In fact, the Proponent's recent correspondence with the Company supports this presumption and makes it clear that the Proposal has been designed to inure solely to the benefit of the Proponent and its affiliates by creating a mechanism that facilitates the election of individuals who will support the Proponent's agenda. Specifically, on December 11, 2005, a representative of the Company contacted the Proponent to request that the Proposal be withdrawn because it unnecessarily consumes Company resources, does not further the stated purpose of the Proposal, and reflects a lack of confidence in the existing Board. The next day, in a December 12, 2005, e-mail from Ilse Cooper, the control person for the M&Ms, Ms. Cooper acknowledged the request to withdraw the Proposal and stated the following:

> "If you agree in principal to replace [two existing directors] with two candidates of our choice we may not have to resort to the October 17 proposal. We would give you at least three candidates to choose from."

A copy of this correspondence is attached as Annex B.

It is clear that the Proponent's motivation in submitting the Proposal is the prospect that it would directly benefit as a significant stockholder by creating a vehicle to elect its own slate of directors if the Proposal is included in future Company proxy material. The Company, therefore, believes that the foregoing provides substantial support for exclusion of the Proposal on the basis that it is designed to benefit the Proponent and further its personal interest as Rule 14a-8(i)(4) provides.

2. ***Election to Office***. Rule 14a-8(i)(8) allows the exclusion of a proposal if it "...relates to an election to office." The purpose of this exclusion is to ensure that the stockholder proposal process not be used to circumvent the more elaborate rules governing election contests. The SEC historically has held the view that dissidents seeking election to the board should conduct their own solicitation for their nominees by delivering proxy materials under the procedures set forth in Exchange Act Schedule 14A and the related proxy rules. In Exchange Act Release 34-12598 (July 7, 1976), the SEC stated, "...the principle purpose of the grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-[12], are applicable thereto." Additionally, the Staff normally allows companies to exclude such proposals because to permit their inclusion would establish a procedure that could result in contested elections of directors.

The Proposal goes to the heart of the exclusion contemplated by the Staff and Rule 14a-8(i)8 because the Proposal, if adopted, would effectively:

- impede the Company's ability to fill the vacancies created by the Proposal;
- prevent specific Company nominees from being elected; and
- result in and encourage future proxy contests since it provides no guidance as to who is permitted to nominate the slate of directors.

In BellSouth Corp. (February 4, 1998), the SEC allowed BellSouth to exclude a stockholder proposal to amend the BellSouth bylaws so as to effectuate nomination and election of a particular stockholder. In permitting the exclusion, the SEC stated that "...it appears that this proposal, rather than establishing procedures for nomination for qualification generally, will establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under Rule 14a-[12]."

Through its Proposal, the Proponent is attempting to effect a reform in the Company's procedures for electing directors by stockholders. If adopted, the Proposal will create a device that will result in future proxy contests. The Proposal should, therefore, be excluded under Rule 14a-8(c)8.

3. ***The Company Lacks Power to Implement the Proposal.*** Rule 14a-8(i)(6) allows the exclusion of a proposal if "...the Company would lack the power or authority to implement the proposal." As stated above, the Proposal would require the Company to increase the size of the Board by four members and reserve the ability to fill the new vacancies solely to the stockholders acting at a special meeting called for that purpose. Thereafter, the Proposal provides that such mechanism would cease and future vacancies would be filled, as before, by the directors then in office. The Proposal is so vague and indefinite, however, that neither the Company nor the stockholders would know with any reasonable certainty what the Proposal entails. Similarly, the Company, in implementing the Proposal, if adopted, would be unable to determine with any reasonable certainty what actions the Proposal requires. For example, what is the procedure for one or more stockholders to nominate a slate of four directors? Who bears the cost of soliciting proxies for the stockholder nominees? What happens if more than one stockholder nominates a slate of four directors?

The Company's current Bylaws and Articles of Incorporation provide for a classified Board with three different classes of directors. The Proposal provides no guidance as to which class each of the four new directors elected by the stockholders would fill and, similarly, what the terms of such directors would be. Although it is not clear from the Proposal, the Proponent may be attempting to declassify the Board. If that is the case, the Proposal does not specify that intent nor would the Proposal, on its own, effectively implement such intention given that the classification of the Board is set forth in Section 5.1 of the Company's Amended and Restated Articles of Incorporation, the amendment of which, itself, requires separate approval of the stockholders.

Because the Proposal is vague and indefinite, rendering the Company incapable of effectively implementing it, Rule 14a-8(i)(6) permits the Company to omit the Proposal from its Proxy materials.

4. ***Violation of Proxy Rules.*** The Company believes that the Proposal may be excluded from its Proxy materials based upon Rule 14a-8(i)(3), which allows the exclusion of a proposal if "...the proposal or <u>supporting statement</u> is contrary to...the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements." [Emphasis added]. The Proposal and, more specifically, the Proponent's supporting statement are materially false and misleading

because the Proponent's supporting statement claims that it is designed to facilitate the election of new independent directors to the Board. However, for the reasons specified in more detail in Paragraph 1, *Benefit to Proponent/Further a Personal Interest*, the individuals elected to fill such vacancies would essentially be designees of the Proponent and its affiliates and, therefore, not independent directors by definition. Rule 14a-9 of the Exchange Act prohibits the use of proxy materials that contain such materially false or misleading statements or information. Additionally, as explained in more detail in Paragraph 3, *The Company Lacks Power to Implement the Proposal*, the Proposal and the supporting statement are so vague and indefinite that the stockholders would not know with any reasonable certainty what the Proposal contemplates. The Proposal is, therefore, misleading. Similarly, the Proposal and the supporting statements do not explain how the Company would determine with any reasonable certainty what actions the Proposal requires in order for the Company to implement the Proposal.

Because the Proposal and the supporting statement are materially false and misleading, as well as vague and indefinite, Rule 14a-8(i)(3) permits the Company to omit the Proposal from its Proxy materials.

5. ***Violation of Law***. Rule 14a-8(i)(2) allows the exclusion of a proposal if it "...would cause the Company to violate any...federal...law to which it is subject." For the reasons stated above in Paragraph 1, *Benefit to Proponent/Further a Personal Interest* and Paragraph 4, *Violation of Proxy Rules*, Proponent's supporting statement included in its Proposal is materially false and misleading, as well as vague and indefinite. Rule 14a-9 of the Exchange Act prohibits the use of proxy materials that contain materially false or misleading statements or information. Accordingly, the Company believes that the Proposal should be excluded from its Proxy materials pursuant to Rule 14a-8(i)(2).

6. ***Substantial Implementation***. The Company believes that the Proposal may be excluded from its Proxy materials based upon Rule 14a-8(i)(10). As described elsewhere in this letter, the Proponent's supporting statement claims "...the Proposal advances the interest of stockholders by facilitating the election of new independent directors." The Board of Directors has significantly restructured its membership to include a majority of independent directors consisting of Messrs. John Kurtzweil, Alistair Johnson-Clague, and Paul Gottlieb. Moreover, Mr. Bergmann, the Company's former Chairman, and Chief Executive Officer has agreed not to stand for reelection at the next Annual Meeting of Stockholders. This would result in a four member board consisting of three independent directors. Furthermore, the Company has recently formed a Nominating and Corporate Governance Committee that has adopted a charter pursuant to which such committee is receptive to suggestions for potential Board nominees from stockholders. Finally, the Company intends to include a Company-sponsored proposal in its Proxy materials for the upcoming Annual Meeting that seeks to declassify the Board and to subject all directors to annual re-election, beginning with the Company's Annual Meeting of Stockholders in 2007. The Company's intention to include this proposal was stated in an October 12, 2005, press release:

> "In addition, YP Corp.'s Board will be submitting for stockholders' approval at the Company's April 2006 annual meeting a proposal to amend the

company's Articles to de-classify the Board of Directors, providing for the annual election of all the Company's directors. The Board of Directors believes an annual election of all directors will allow the stockholders to effectively evaluate the performance of each director on an annual basis. If the proposal to de-classify the Board is approved by the stockholders at the April 2006 annual meeting, the slate of directors voted upon at the Company's subsequent annual meeting in 2007 will consist of all directors comprising the entire Board."

If the Proponent's true intention is to create a mechanism that facilitates the election of independent directors, the Company's Board of Directors already has taken steps to create such a mechanism. Proponent can simply await the effects of those steps in reliance on the current Board's stated intention to actively identify and consider additional independent directors.

**Proponent's Failure to Comply with Exchange Act**

The Proponent is demanding that the Company comply with Exchange Act rules and regulations governing stockholder proposals. But, at the same time, Proponent itself has failed to comply with either Section 16(a) or Section 13(d) of the Exchange Act. It seems counter to public policy to allow the Proponent to avail itself of the benefits of a law that the Proponent itself has chosen to ignore.

As the Staff is aware, Section 16(a) of the Exchange Act requires the filing of certain reports by insiders, <u>including stockholders that own in excess of 10% or more of the Company's common stock</u>. This enables the SEC to detect "short-swing profits" by such insiders. The preparation and filing of these reports are the <u>sole responsibility of the individual insider</u>.

Similarly, Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D by any person or group that acquires beneficial ownership of more than 5% of a class of equity securities registered under the Act. A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within 10 days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of 1% or more in the percentage of stock beneficially owned, an amendment disclosing the change must be filed promptly.

The M&Ms, are controlled by Ilse Cooper. The Company has previously publicly disclosed in its filings with the SEC the receipt of a sworn affidavit from Ms. Cooper confirming her beneficial ownership and control of the M&Ms. The Proponent claimed in its Proposal to own 3,601,000 shares of the Company's common stock. However, the Company's records show that the Proponent owns approximately 7,850,000, or approximately 16% of the issued and outstanding shares of the Company and that, collectively, the M&Ms own 16,925,602 shares, or approximately 35%, of the Company's outstanding common stock. The Proponent's asserted ownership appears merely to represent the Proponent's record ownership as reflected on the records of the Company's transfer agent and does not account for 4,000,000 shares of the Company's common stock that were transferred to street name in March 2005. To our knowledge, the beneficial ownership of those shares still resides with the Proponent. If these shares were subsequently disposed of, we would have expected to see, and the rules of the Exchange Act require the filing of, both a Form 4 and a Schedule 13D. However, because neither an original Schedule 13D nor a Form 3 was ever filed by Ms. Cooper or the Proponent, the Company and the investing public are left in the dark as to their true holdings.

While the Proponent's holdings and those of its affiliates have fluctuated over the past few years, the Proponent and its affiliates have consistently ignored the application of the Exchange Act to these holdings and their attendant obligations to file a Schedule 13D, Form 3 or Form 4. In fact, the Staff should note that while the Proponent's affiliate, Mathew and Markson, filed a Schedule 13D in 1999 disclosing that it owned 900,000 shares of the Company's common stock, it has never updated that filing despite a dramatic increase and subsequent fluctuation in its holdings of Company securities. Moreover, neither Ilse Cooper nor the Proponent itself has ever filed a 13D despite owing directly at one time more than 10,000,000 shares. Finally, neither Ilse Cooper, the Proponent, nor their affiliates have ever filed a Form 3 or a Form 4 despite holding well in excess of 10% of the Company's outstanding common stock.

The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Remedies Act") authorizes the SEC to seek fines in judicial enforcement actions for securities law violations. Based upon the severity of the violation, individuals could be fined between $5,000 and $100,000 per offense and companies could be fined between $50,000 and $500,000 per offense. In addition, the Remedies Act permits the SEC to enter administrative "cease and desist orders" for future securities law violations after notice and an administrative hearing. Each violation of a cease and desist order is subject to the penalties described above, and each day the offending party fails to comply with the order may be treated as a separate offense. The SEC's decision in SEC v. JWGenesis Financial, Inc. Civil Action No. 1706 in Litigation Release No. 16631 (July 19, 2000) resulted in JWGenesis being required to pay a $20,000 civil fine and to cease and desist for its violation of Section 13(d) of the Exchange Act and Exchange Act Rules 13d-1 and 13d-2, by failing to file a Schedule 13D upon acquiring more than 5% of the outstanding shares of The Americas Growth Fund and by failing to file timely amendments to a Schedule 13D that it had filed.

The SEC may also assert criminal sanctions for violation of the Exchange Act. *See, eg.*, United States v. Bilzerian, 926F.2d1285 (2d Cir.1991)(criminal action for violation of False Statements Act, 18 U.S.C. § 1001, in connection with false statements on Schedule 13D); SEC v. Milken, [1989-1990 Tranfer Binder] Fed. Sec. L. Rep. (CCH) ¶95,200 (S.D.N.Y. Apr 24, 1990) (announcing settlement of criminal changes, including aiding and abetting the failure to file a truthful and accurate Schedule 13D); and SEC v. Shannon, Litigation Release No. 12,708 (Nov. 20.1990).

**Conclusion**

The Proposal is excludable from the Company's Proxy materials for the reasons described above. The Company anticipates holding its 2006 Annual Meeting of Stockholders in April 2006, and expects to file the Proxy materials with the SEC on or about March 20, 2006.

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy materials, or should it require any additional information in support or explanation of the Company position as set forth herein, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its response. If you have any questions, please telephone Daniel M. Mahoney at (602) 852-5550.

Sincerely,

Daniel M. Mahoney

DMM:slp

cc: Alistair Johnson-Clague, Chairman of the Board
John Kurtzweil, Chairman of the Audit Committee
Paul Gottlieb, Chairman of the Nominating and Corporate Governance Committee
Ilse Cooper, Managing Director, Morris & Miller, Ltd.

ANNEX A

# MORRIS & MILLER, LTD.

## FACSIMILE TRANSMISSION

**TO: Peter Bergmann, Chairman of the Board, YP Corp.**

**FAX NO: (480) 324-2515**

**FROM: Ilse Cooper**

**FAX NO: (268) 462-8976 TEL:(268) 562-1122 E-MAIL: amt@candw.ag**

**DATE: October 17, 2005**

**TOTAL NO. OF PAGES: 4**

---

Dear Peter

Please find attached a shareholder's proposal.

Sincerely

Ilse F. Cooper
Director

MORRIS & MILLER, LTD.
ST. JOHN'S ANTIGUA, W.I.

October 17, 2005

To the Board of Directors of YP Corp. BY FAX: (480) 324 - 2515

On behalf of Morris & Miller, Ltd. ("Morris & Miller"), I hereby submit the attached proposal for consideration at the next annual meeting of the stockholders of YP Corp. (the "Company"), and I hereby certify the following:

- Morris & Miller has continuously held at least 1% of the Company's securities entitled to vote on the proposal at the annual meeting for at least one year prior to the date of this notice;
- Morris & Miller intends to continue ownership of the securities through the date of the Company's annual meeting;
- Morris & Miller holds 3,601,000 shares of the Company's Common Stock;
- The full name and record address of Morris & Miller is:

  Morris & Miller, Ltd.
  Woods Centre
  Friar's Road
  P.O. Box 1407
  St. John's, Antigua, West Indies

- There are no arrangements or understandings between Morris & Miller or me and any other person or persons in connection with the proposal submitted hereby, and Morris & Miller does not have any material interest in such proposal; and
- On behalf of Morris & Miller, I intend to appear in person or by proxy at the annual meeting to bring the proposal before the meeting.

Sincerely,

Ilse Cooper, Ilse F. Cooper

MORRIS & MILLER, LTD. ST. JOHN'S ANTIGUA, W.I.

Managing Director, Morris & Miller, Ltd.

**PROPOSAL**

WHEREAS, Article VIII, Section 8.5 of the Amended and Restated Bylaws of YP Corp. provides that the Bylaws may be amended by a majority vote of the Board of Directors or the stockholders;

WHEREAS, the stockholders have determined it to be in the best interest of the YP Corp. and its stockholders to amend Article III Section 3.2 of the Bylaws by (1) replacing subsection (a) with the following subsection (a), (2) replacing subsection (c) with the following subsection (c), and (3) and adding the following new subsection (d):

> "(a) The exact number of directors of the Corporation shall be fixed at the number that is four more than the number of directors in office as of the date of the annual meeting of the Corporation's stockholders at which the resolution to approve this amendment is considered. Except as otherwise provided in this Section 3.2, each director elected shall hold office until his successor is elected and qualified.
>
> (c) (i) Notwithstanding any other provision of these Bylaws, the vacancies created upon the approval by the Corporation's stockholders of Section 3.2 above may only be filled initially by a vote of stockholders at a special meeting of stockholders called for that purpose. Any holder or holders of 5% or more of the Corporation's outstanding capital stock shall be entitled to call such special meeting. This subsection 3.2(c)(i) shall terminate and cease to be of effect following the adjournment of such special meeting.
>
> (ii) Vacancies and new directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by the sole remaining director. If no directors are in office, an election may be held as provided by statute. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. A directorship to be filled by reason of an increase in the number of directors may be filled by the Board of Directors for a term of office continuing only until the next annual meeting or the next election of one or more directors by the stockholders at a special meeting of stockholders called for that purpose. Any director may be removed from office only in accordance with the Articles of Incorporation.
>
> (d) This Section 3.2 may not be altered, amended or repealed other than by the holders of 2/3 of the Corporation's outstanding capital stock. This subsection 3.2(d) shall expire and be of no further effect after the annual meeting of the Corporation's stockholders for the fiscal year ended September 30, 2006."

RESOLVED, that Article III Section 3.2 of the Bylaws shall be amended as set forth in the foregoing recital.

*Supporting Statement:* This proposal advances the best interests of stockholders by putting in place a mechanism that would facilitate the election of new, independent directors to the Board.

I urge stockholders to support this Proposal.

ANNEX B

From: "Ilse Cooper" <cooper@candw.ag>
Date: 2005/12/12 Mon PM 04:30:13 EST
To: <alistair.clague@cox.net>

Dear Alistair

Thank you for your call.

I take your point about it being excessive and costly to increase the number of directors on the board of YP by four.

If you agree in principal to replace Peter Bergmann and Paul Gottlieb with two candidates of our choice we may not have to resort to the Oct 17 proposal. We would give you at least three candidates to cho[o]se from.

Sincerely
Ilse Cooper

# Sichenzia Ross Friedman Ference LLP

**1065 Avenue of the Americas New York NY 10018**

**Tel 212 930 9700 Fax 212 930 9725 www.srff.com**


February 1, 2006



**<u>VIA OVERNIGHT DELIVERY</u>**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: YP Corp. Morris & Miller, Ltd. Stockholder Proposal

Dear Sir or Madam:

On behalf of YP Corp. (the "Company"), we hereby withdraw the request, made on behalf of the Company by letter from its prior attorney Daniel M. Mahoney dated December 27, 2005, seeking confirmation that the staff of the Division of Corporation Finance will not recommend an enforcement action to the Securities and Exchange Commission if the Company excludes a stockholder proposal from its proxy materials for the Company's 2006 Annual Meeting. This withdrawal of the request is being made due to the fact that the shareholder has withdrawn its proposal, pursuant to the correspondence annexed hereto.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

Yoel Goldfeder

cc: Daniel L. Coury, Sr., Chairman of the Board – YP Corp.
Ilse F. Cooper, Director – Morris & Miller, Ltd.

**Yoel Goldfeder**

---

**From:** Ilse Cooper [cooper@candw.ag]

**Sent:** Thursday, January 12, 2006 10:43 PM

**To:** UncleDan98@aol.com

**Subject:** Withdrawal of Proposal

Dear Dan

This is to confirm that I withdraw the proposal for the expansion of the Board of YP submitted on October 17, 2005.

Sincerely

Ilse F. Cooper
Director
Morris & Miller, Ltd.

# Sichenzia Ross Friedman Ference LLP

**1065 Avenue of the Americas New York NY 10018**

**Tel 212 930 9700 Fax 212 930 9725 www.srff.com**


January 30, 2006

**VIA OVERNIGHT DELIVERY**

RECEIVED
2006 JAN 31 PM 9:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: YP Corp. Morris & Miller, Ltd. Stockholder Proposal

Dear Sir or Madam:

On behalf of YP Corp. (the "Company"), we hereby withdraw the request, made on behalf of the Company by letter from its prior attorney Daniel M. Mahoney dated December 27, 2005, seeking confirmation that the staff of the Division of Corporation Finance will not recommend an enforcement action to the Securities and Exchange Commission if the Company excludes a stockholder proposal from its proxy materials for the Company's 2006 Annual Meeting.

Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

Yoel Goldfeder

cc: Daniel L. Coury, Sr., Chairman of the Board